DECHERT LLP

1775 I STREET, N.W.

WASHINGTON, D.C. 20006

(202) 261-3300

February 19, 2010

VIA ELECTRONIC TRANSMISSION

Ms. Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

            Re:       The FBR Funds (the “Trust”)

                        Registration Statement on Form N-14

                        File Nos. 333-164052 and 811-21503

Dear Ms. Cole:

            Please find attached for filing on behalf of the Trust, in electronic format, one copy of Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-14.

            This Registration Statement has been filed in connection with the proposed reorganization transaction involving various series of the Trust and all of the series of the AFBA 5Star Funds, a Delaware statutory trust registered with the Commission as a management investment company (the “Reorganization”).  The attached filing reflects revisions that have been made to the Registration Statement in order to: (1) respond to comments received from the Staff, all of which comments have been incorporated into the filing and the responses to which have been accepted by the Staff, and (2) update certain required financial and performance information that was not available at the time of the initial filing of the Registration Statement.

            This filing is now complete and includes the required consents of each of the applicable independent registered public accounting firms for the parties to the Reorganization.

            We respectfully request that the attached filing be declared effective as promptly as possible on February 19, 2010.

            Thank you for your prompt attention to this filing.  As always, please do not hesitate to contact the undersigned at (202) 261-3364 or Stephen Cohen at (202) 261-3304 if you have any questions or comments regarding this filing.

                                                                        Very truly yours,

                                                                        /s/ Patrick W.D. Turley